FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 11, 2008

News Release

FOR IMMEDIATE RELEASE
July 11, 2008

ASHLAND TO ACQUIRE HERCULES

$3.3 Billion Transaction Creates Major, Global Specialty Chemicals Company

COVINGTON, Ky. and WILMINGTON, Del. – Ashland Inc. (NYSE: ASH) and Hercules Inc. (NYSE: HPC) today announced that they have entered into a definitive merger agreement under which Ashland would acquire all of the outstanding shares of Hercules for $18.60 per share in cash and 0.093 of a share of Ashland common stock for each share of Hercules common stock. The total transaction value is approximately $3.3 billion, or $23.01 per Hercules share based on Ashland’s July 10 closing stock price and including $0.7 billion of net assumed debt. The transaction, which would create a major, global specialty chemicals company, is expected to close by the end of calendar 2008.

     With sales in more than 100 countries, Ashland is a manufacturer of specialty chemicals, a leading distributor of chemicals and plastics, and a provider of automotive lubricants, car-care products and quick-lube services. Hercules is a leader in specialty additives and ingredients that modify the physical properties of water-based systems and is one of the world’s leading suppliers of specialty chemicals to the pulp and paper industry.

     Upon the transaction’s close, Ashland will have pro forma combined revenue for the 12 months ended March 31, 2008, of more than $10 billion, including approximately

$3.5 billion generated outside North America. For the same period, Ashland generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $365 million excluding certain items, while Hercules reported ongoing EBITDA of $392 million excluding certain items. Specialty chemicals, which on a pro forma basis represents approximately 75 percent of total EBITDA, will serve as Ashland’s primary platform for future growth.

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     Ashland Chairman and Chief Executive Officer James J. O’Brien said, “The acquisition of Hercules fulfills our objective to become a leading specialty chemicals company. It creates a defined core for Ashland composed of three specialty chemical businesses with strong market positions and promising global growth potential: specialty additives and ingredients, paper and water technologies, and specialty resins. In addition, we expect our financial profile to be enhanced significantly through reduced earnings volatility, improved profitability and stronger cash flow generation.”

    Hercules President and Chief Executive Officer Craig A. Rogerson said, “We are enthusiastic about the opportunity to combine Hercules with Ashland. Our companies share proud and similar histories of nearly 100 years of innovation, dedication and service. Hercules shareholders will receive a significant premium over the current trading price for their shares and, through their ownership of Ashland shares, the opportunity to participate in the upside potential of the combined company. We look forward to working with Ashland to bring these two great companies together.”

    In specialty additives and ingredients, Hercules’ Aqualon business is one of the most recognized and admired specialty chemical brands in the world and brings Ashland a significant market position in rheology modifiers, which alter the physical properties of water-based systems. These additives are used across a wide range of industries to make everything from adhesives and paints to foods, pharmaceuticals and personal care products. Nearly all of Aqualon’s additive products are water soluble polymers derived from renewable materials. The combined company generates, on a pro forma basis, approximately one-third of EBITDA from bio-based or renewable chemistries.

     “We will combine the paper and water businesses of each company to create one global paper and water technologies business with annual revenue of $2 billion,”

said O’Brien. “In particular, Hercules’ leadership position in pulp and paper technologies bolsters our participation in one of the world’s largest water treatment markets. The combined businesses will provide the scale to leverage opportunities in other key water treatment markets including municipal, industrial and marine.

     “The third business within our new core – specialty resins – is one where Ashland has long enjoyed a strong reputation for innovation and service. A broader

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international footprint will offer the specialty resins business expanded global growth opportunities in key building and construction markets, including infrastructure and wind energy. In addition, our Distribution and Valvoline businesses provide complementary capabilities and share similar markets with the specialty chemical businesses,” said O’Brien.

     Ashland expects to realize annualized run-rate cost savings of at least $50 million by the third year following the transaction’s close by eliminating redundancies and capturing operational efficiencies. In the first year following the transaction’s close, while the combination is modestly dilutive to earnings per share on a reported basis, it is expected to be significantly accretive to Ashland’s earnings per share excluding merger costs and noncash depreciation and amortization charges resulting from the transaction.

     O’Brien continued, “We are extremely impressed with the quality of the Hercules people and we look forward to welcoming them into the Ashland family. Our companies share a common desire to live up to our own high expectations, and those of our customers, shareholders and the communities in which we operate. We are also very pleased that John Panichella, president of Hercules’ Aqualon Group, and Paul Raymond, president of Hercules’ Paper Technologies and Ventures Group, have agreed to join Ashland after the close of the transaction, reporting directly to me. In addition, we expect to maintain a significant presence in Wilmington, Del., where Hercules is headquartered.

     “An integration team with members from both organizations will determine how best to utilize the strengths and scale of the combined company worldwide. We will work with the Hercules team to ensure a smooth transition,” concluded O’Brien.

Transaction Details

     The merger is conditioned upon, among other things, the approval of Hercules’ shareholders, the receipt of regulatory approvals and other customary closing conditions. Assuming the satisfaction of these conditions, the transaction is expected to close by the end of calendar 2008.

     The cash portion of the consideration will be funded through a combination of cash on hand and committed debt financing from Bank of America and Scotia Capital,

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subject to customary terms and conditions. Ashland plans to use the cash flows of the combined organization to pay down debt with a goal of attaining investment-grade credit ratings within two to four years after closing the transaction.

     Under the terms of the definitive merger agreement, Hercules would be required to pay Ashland a fee of $77.5 million under certain circumstances including if Hercules terminates the merger agreement to accept a superior offer, and Ashland would be required to pay Hercules a fee in the same amount if the transaction is not completed due to a failure to obtain financing at the time the conditions to the merger have been satisfied.

     Citigroup Global Markets Inc. acted as financial advisor, and Squire, Sanders & Dempsey LLP acted as legal counsel, to Ashland. Credit Suisse Securities (USA) LLC acted as financial advisor, and Wachtell, Lipton, Rosen & Katz acted as legal counsel, to Hercules.

Conference Call and Webcast
     Ashland and Hercules will host a conference call with securities analysts today at 9:30 a.m., EDT, to discuss the transaction. Investors, the news media, and others may listen to a live webcast of the call at www.ashland.com or www.herc.com by clicking on an available audio link. Real Network’s Real Player or Microsoft Media Player is required to access the webcast. They can be downloaded from www.real.com or www.microsoft.com.

     Ashland Inc. (NYSE: ASH), a diversified, global chemical company, provides quality products, services and solutions to customers in more than 100 countries. A FORTUNE 500 company, it operates through four divisions: Ashland Performance Materials, Ashland Distribution, Valvoline and Ashland Water Technologies. To learn more about Ashland, visit www.ashland.com.

     Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the company’s website at www.herc.com.

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Regulation G
The information presented in this earnings release regarding adjusted earnings per share and earnings before interest, taxes, depreciation, and amortization (EBITDA) does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the Company and its operating segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results in financials provided below.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the

Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION
In connection with the proposed transaction, Ashland and Hercules will be filling documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.

Contact Information: Ashland Inc. Investors: Eric Boni (859) 815-4454 enboni@ashland.com Media: Jim Vitak (614) 790-3715 jevitak@ashland.com	Hercules Inc. Investors: Stu Fornoff (302) 594-7151 sfornoff@herc.com Media: John Riley (302) 594-6025 jriley@herc.com

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